BlackRock Massachusetts Tax-Exempt Trust (the, “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of (i) the Registrant's Amendment to the Certificate of Designation Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares filed with the Secretary of the Commonwealth of Massachusetts on April 23, 2013 and (ii) the Amendment to the Notice of Special Rate Period for the Registrant’s Series W-7 Variable Rate Demand Preferred Shares, dated April 23, 2013 and filed with the Registrant's books and records are attached under sub-item 77Q1(a).